

July 11, 2012

<u>Via E-mail</u>
Mr. Amir Philips
Chief Executive Officer
Optibase Ltd.
10 Hasadnaot Street
Herzliya 46728, Israel

      Re: Optibase Ltd.
              Form 20-F
              Filed April 30, 2012
              File No. 000-29992

Dear Mr. Philips:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.B. Business Overview, page 20</u>

<u>Properties, page 22</u>

1.   Please explain the metric "NOI" that is presented in the last column of the table on page 22. If this is a non-GAAP measure, please include all disclosures required by Item 10(e) of Regulation S-K.

<u>Item 5. Operating and Financial Review and Prospects, page 26</u>

2.   We note several risk factors related to tenant concentration, lease expirations and potential material adverse financial effects of the failure to renew leases. In future filings, please include a schedule of lease expirations by year, stating (i) the number of tenants whose leases will expire, (ii) the total area covered by such leases, (iii) the annual

rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases. Provide us with your proposed disclosure in your response.

Consolidated Statements of Operations, page F-5

3.   Please explain to us how you calculated EPS from continuing operations and EPS for the year ended December 31, 2011.

Consolidated Statements of Cash Flows, page F-7

4.   Please tell us why proceeds from sale of Video activity have been classified as an investing activity from continuing operations.

Notes to Consolidated Financial Statements, page F-9

5.   Please provide us with an analysis of how you have determined reportable operating segments for your company and provide all disclosures required by ASC 280-10-50 in future filings.

Note 1.b.3 Centre des Technologies Nouvelles in Geneva, Switzerland, page F-11

6.   Please tell us why you did not provide audited financial statements of Eldista GmbH in accordance with Rule 3-14 of Regulation S-X.

7.   We note you recognized a bargain purchase gain of $4.4 million related to the purchase of Eldista. Please tell us the business factors that caused the net assets acquired to exceed the purchase price of the business. In addition, please tell us how you determined the fair values to be allocated to the acquired assets and liabilities, respectively, and whether you considered allocating any portion of the purchase price to the value of in-place leases, in addition to the above and below marked value of those leases.

Note 2.f Property and equipment, page F-16

8.   Please tell us your basis for determining the useful life of building and buildings' improvements to be up to 100 years.

Note 9.d Office of the Chief Scientist and European Commission commitments, page F-30

9.   We note that you have an outstanding contingent obligation to pay royalties to the OCS in the amount of approximately $4,248 plus interest. Please clarify the contingencies surrounding this liability and whether or not it has been accrued in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief